VAALCO Energy, Inc.

9800 Richmond Avenue, Suite 700

Houston, Texas 77042

January 10, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Timothy S. Levenberg

Re:    VAALCO Energy, Inc.

Registration Statement on Form S-3

Filed on December 29, 2021

File No. 333-261934 (the “Registration Statement”)

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, VAALCO Energy, Inc. (the “Company”) hereby respectfully requests acceleration of the effective date of the Registration Statement so that it may become effective at 5:00 p.m., Eastern Time, on January 12, 2022, or as soon thereafter as practicable.

Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Haynes and Boone, LLP, attention: Jennifer Wisinski, Esq. at (214) 651-5330.

Very truly yours,

VAALCO ENERGY, INC.

By:	/s/ George Maxwell
Name:	George Maxwell
Title:	Chief Executive Officer and Director

cc:     Jennifer Wisinski, Esq., Haynes and Boone, LLP

Rosebud Nau, Esq., Haynes and Boone, LLP